John Ballard

No.30 Guanghua Street, Xiaojingyu Xiang, Wanbailin District

Taiyuan City, Shanxi Province, Shanxi, China 030024

 (303) 885 5501 (office)

(949) 489-0034 (fax)

March 6, 2008

Michael E. Karney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re: Longwei Petroleum Investment Holding Limited

Registration Statement on Form S-1/A2

Filed December 26, 2007

File No. 333-146921

Dear Mr. Karney:

The filing has been updated to include the financial statements through December 31, 2007.

Upon receipt of the staff’s comment letter, we contacted the staff by telephone regarding your comment number 13 in an effort to streamline the comment process. Because this comment requested that the shares underlying the convertible notes and warrants be removed, in connection with a potential integration issue, we thought that this issue would be better resolved prior to filing a responsive amendment. Understandably, the issue is complex and highly technical, and Longwei appreciates the fact that the Division of Corporation Finance has not yet completed its analysis of the materials supplementally submitted to the staff.  Because Longwei will be subject to substantial penalties if these shares are not timely registered, Longwei has determined to file this Amendment number 3, and not to remove the shares underlying the convertible notes and the warrants at this time. If the staff accepts our response to comment 13, Longwei will continue with the Registration Statement in its current form; if not, Longwei will comply in the next amendment.

On behalf of Longwei Petroleum Investment Holding Limited., a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated January 23, 2008.

General

1.  Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

We have complied with this request.

2.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock)

in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

At this time, no payments have been made.  We have inserted a table into the Prospectus at page 54 which shows the total possible shares if interest expense is converted into shares, finders fee payments, the total possible shares that the investors will receive in liquidation damages, which would occur if there is a change in control where the Company no longer has a class of publicly traded shares, or the Company is dissolved.  The liquidation damages will equal 115% of the outstanding principal amount, plus any accrued but unpaid interest.  The table also shows fees that will be paid per business day if delivery of shares is 5 days late per $10,000 of note principal.  All possible shares that the Company may be required to issue in the first year following the sale of the convertible notes are identified in the table.

3.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes on the date of the sale of the convertible notes;

•

the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes, calculated as follows:

            -    if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

            -     if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of convertible notes and determine the conversion price per share of that date;

•

  the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

•

the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares of the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

We have provided a table that also answered question 1.  In this table the fixed conversion price is disclosed, the amount invested by the investor, the total possible shares underlying the note, the combined market price the shareholders may receive, assuming a market of $1.50, and the total possible profit at the market price of $1.50 per share, less the $0.70 conversion price.

4.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•

market price per share of the underlying securities on the date of the sale of that other security;

•

the conversion/exercise price per as of the date of the sale of that other security, calculated as follows:

-

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market prices of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on that date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

We have provided a table with respect to warrants issued in the financial transaction, including the following information: the type of warrant, the date of the warrant, the market price, the exercise price, the total number of warrants, the total amount the Company will receive if these warrants are exercised, the combined total price at a $1.50, and the potential profit to the investor - $1.50 minus $0.80, or $0.70 profit per share.  It was also disclosed that these warrants expire 3 years from December 18, 2007.

5.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2 above;

•

the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3-4 above.

Further please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible note to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

We have disclosed, throughout the Prospectus, the gross proceeds received.  Additionally, we have prepared a table that shows gross proceeds received by the Company, along with finders' fee payments, legal fees, and the net proceeds to the Company.  Further, we have made the statement that the proceeds of the convertible note will be employed by the Company to expand the storage capacity of the Company's products, and for audits, and for other costs related to going public.  We have provided another table that shows the potential profit on the note, the potential profit on the warrants, the combined total profit, including the notes and the warrants, the amount invested by the investor, and the fixed conversion price of the underlying securities on the date of the note.  This table also includes columns which address percentage discount to the market price of the shares underlying the convertible note, the percentage of the total amount of all possible payments, and the resulting percentage averaged over the term of the convertible note.

6.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•

the date of the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse spit adjusted, if necessary); and

•

the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

We did not have any prior securities transactions or any affiliations with the selling shareholders or with any person whom any selling shareholder has a contractual relationship regarding the transaction.

7.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

We have provided the requested tabular disclosure at page 56.

8.  Please provide us, with a view toward disclosure in the prospectus, with the following information:

•

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability to make all payments on the overlying securities; and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

-  the date on which each such selling shareholder entered into that short position; and

-  the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.)

The company presently has the ability to make all payments associated with the convertible note. It has the ability to issue 500 million shares of its common stock, which on a fully diluted basis comes to 77,875,000 shares outstanding. It has authorization to issue 100 million shares of preferred stock, of which no shares have yet been issued. Additionally, the company has over 8 million in cash and a strong balance sheet with little debt. In the convertible note there is an anti-shorting provision which states that no investor or their affiliates can short or engage in any similar transaction regarding the common stock of the company either indirectly or indirectly for the term of the note, or 12 months after closing.

9.  Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

There are no prior or future arrangements or relationships in place, either in the past or future, other than the fixed convertible note dated December 18, 2007.  It is our view that all relationships and arrangements between and among the parties is fully represented in the prospectus and that all agreements are included in the registration statement.

10.  Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

The Company is registering all of the shares of the holders of the shell company previously known as Tabatha II, Inc.  In addition, it is also registering the 3,000,000 shares which underlie the convertible note, the 1,500,000 shares which underlie the warrants, and 120,000 shares for interest under the 4% convertible note.

11.  With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

We have disclosed the information as requested.

Prospectus Cover Page, page 4

12.  Here, and in more detail in an appropriate place, describe the convertible note offering undertaken by the Company in December of 2007, including discussion of the reasons and purposes of the financing, the uses of the proceeds from the offering, the terms of the offering and the convertible notes offered, and the basis for not registering such offering under the Securities Act of 1933, as amended.

We have added the following discussion to the Prospectus cover page:

The company is registering a total of 4,620,000 shares in conjunction with the offering, which includes 3,000,000 shares underlying the notes if the entire notes are converted at a fixed price of .70.  There are a total of 1,500,000 warrants with a conversion price of .80 and 120,000 shares as interest expense on the notes.

The reason for the financing was to increase the float to provide greater liquidity in the Company's shares. The proceeds from the convertible notes will be employed by the Company to expand the storage capability of the company's products, and for fees and expenses associated with going public. Regarding your question for not registering such offering under the Securities Act of 1933, as amended - this was the result of miscommunication between the Company and the legal team preparing the registration statement. It should have been included in the initial filing of this S-1.

13.  We note that you are registering the shares underlying the convertible notes and warrants that were sold in the private placement conducted on December 18, 2007 during the pendency of this registration statement.  It is the staff's position that it is inappropriate to add the shares from the private placement to the pending public offering.  Remove those shares and tell us the consideration you have given to provide a risk factor addressing possible Section 5 issues which arise from the integration of these two offerings.

We have issued the following memo, dated February 4, 2008, in response:

Michael E. Karney

Branch Chief

Office of Emerging Growth Companies

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20549

Re:

Longwei Petroleum Investment Holdings Limited—Registration Statement on Form S-1, file number 333-146921 (the “Registration Statement”) Amendment No. 2 filed December 26, 2007

Dear Mr. Karney,

As discussed in our conference call on Thursday, January 31, 2007, and on behalf of the Issuer, I am presenting this letter regarding the issue of whether the private offering of $2,500,000 in Convertible Notes and Warrants (the “PIPE Offering”) by Longwei Petroleum Investment Holding Limited (the “Company”) should be integrated with the selling shareholder public offering (“Selling Shareholder Offering”) originally including in the Registration Statement filed on October 25, 2007. As required by the Subscription Agreement for the PIPE Offering, the shares of common stock underlying the PIPE Offering were included in the Amendment No. 1.”).  In response to that filing, the staff provided comments including the comment regarding this issue of integration.

The Commission has indicated that the five factors to be considered with respect to the integration of offerings are as follows, with any one of the factors to be potentially determinative:

Offerings part of a single plan of financing

Offerings which involve the issuance of the same class of securities

Are made at or about the same time

Are sold for the same type of consideration

Are made for the same general purpose

The Selling Shareholder offering differs from the PIPE Offering with respect to three of the five factors. The sole purpose for filing the Registration Statement for the Selling Shareholders was to facilitate listing of the Company’s Common Stock on the OTC Bulletin Board. The “Wulff-Worm Letter,” set forth the position of your branch that shares issued by certain “shell” companies would not be eligible for resale under Rule 144 and therefore, prior to listing of a former shell company on the OTC Bulletin Board, such company was required to file a 1933 Act Registration Statement covering the shares. [The Company notes that Rule 144, as amended effective February 15, 2008, now provides that shares issued by a shell company can be sold under Rule 144 one year after the issuer files Form 10 information with the Commission; such information was filed by the Company on October 13, 2007.] The Selling Shareholder Offering is, in our opinion, not for the same general purpose, is for a different consideration than the PIPE Offering, and not part of the same plan of financing.

We understand the staff’s position that common stock and securities convertible into common stock should be viewed as the offering of the same security, and the Company does not take issue with this position. Because a public offering is deemed to commence on the date a registration statement is filed, the two offerings were made during the same time period.

We believe that the nature of the Selling Shareholder Offering provides a compelling reason why integration should not apply. The primary reason for integrating a public offering with a private offering at or about the same time is that the typical public offering process consists of a public solicitation for investors. Because one of the critical elements of the private offering exemptions under Section 4(2) and 4(6) is a lack of public solicitation, a private offering during a public offering or shortly after the termination of a public offering presents integration issues. However, in the Selling Shareholder Offering, there has been no circulation of preliminary prospectuses and, although the Selling Shareholder Offering is proposed to be underwritten in part, no marketing has taken place to date because the underwriter has not yet received permission from FINRA to participate in best efforts public  offerings. Because there is no trading market for the Company’s securities, there have been offers or marketing efforts by any of the Selling Shareholders.  In fact, the PIPE Offering was arranged prior to the filing of the Registration Statement, and therefore there are no general solicitation issues with the PIPE Offering.

Exhibit 10.6 to the Registration Statement is the term sheet for the PIPE Offering. It is dated October __, 2007 (sic) and contains the terms of the PIPE Offering. The terms were agreed to at the time of the reverse merger as of October 22, 2007, prior to the filing of the Registration Statement and the commencement of the Selling Shareholders Offering. It should be noted that Etech International  received 2,250,000 shares as a finders fee in connection with the closing of the reverse merger, pursuant to its Consulting Agreement which was filed as Exhibit 10.7 of the Super 8-K filed with respect to the reverse merger. Etech International is an affiliate of Etech Securities, which as the broker of the PIPE Offering received a 6% sales commission.  This affiliation further collaborates the existence of an arrangement for the PIPE Offering prior to the filing of the Registration Statement.

In addition, I would like to point out the similarities to the Black Box Incorporated no action letter (June 26, 1990). In Black Box Incorporated, the staff acknowledged that there could be circumstances in which a concurrent private offering would not be integrated with a public offering. In Black Box, the private offering was made to up to 35 qualified institutional buyers (as defined under Rule 144A) and three or four “large institutional accredited investors” while a pending registration statement was on file.  There are four accredited investors in the PIPE Offering. A review of results from a full text search of EDGAR filings available on the Commission’s website shows that these four investors (Alpha Capital Anstalt, Whalehaven Capital Fund Limited, Chestnut Ridge Partners and Excalibur Small Cap Opportunities LP) reveals that each of these are frequent pipe investors and possibly Anstalt Capital and Whalehaven qualify as QIBs based on the massive dollar amount of the investments made by them in pipe offerings.  As seen in numerous pipe registration statements, these investors are frequently investors in the same offerings.

Our position, in summary, is that the PIPE Offering was arranged prior to the commencement of the Selling Shareholder Offering, and did not occur during the Selling Shareholder Offering, and that the PIPE Offering also comes under the fact pattern of Black Box. Based on the above we believe that the staff should not consider these two offerings to be integrated and the Company can continue to include the PIPE offering in the Registration Statement.

Very truly yours

/s/ Jehu Hand, Esq.

14.  We note the disclosure of the expenses of this selling stockholders offering equaling approximately $310,328.  Please provide disclosure breaking down such amount into its various parts, identify the parties being compensated or otherwise being paid such amounts, and for each such person or entity, disclose any affiliations between such person or entity and the Company or any officer, director, or significant stockholder thereof.

SEC registration fee - 386.99

Printing Fees and Expenses - 124.00.  Kinko's.  There are no affiliations between Kinko's and the Company or any officer, director, or significant stockholder.

 None of the offering expenses will be paid to affiliates of the registrant; however, legal fees and expenses include $80,000 paid to John Ballard and $30,000 to Jehu Hand, both selling shareholders.

Accountants: Child, Van Wagoner & Bradshaw, PLLC - $197,000.00.  There are no affiliations between Child, Van Wagoner and the Company or any officer, director, or significant stockholder.

Tranfer agent fees - $500.   There are no affiliations between Corporate Stock Transfer and the Company or any officer, director, or significant stockholder

FINRA, Financial Industry Regulatory Authority - non-governmental regulator for all FINRA and the Company or any officer, director, or significant stockholder.  There are no affiliations between FINRA and the Company or any officer, director, or significant stockholder

Risk Factors, page 13

15.  Expand your risk factor which discusses the risks related to the requirement that you must hold your investment in the form of contract rights to elaborate on the specific risks resulting to investors as a result of this requirement under Chinese law.

The transaction was done as a share exchange and not done as a contract and have legal rights as direct owners of the Longwei BVI. On October 16, 2007, the date of the closing of the Share Exchange, whereby we completed the acquisition of Longwei Petroleum Investment Holding Limited (“Longwei BVI”), a British Virgin Islands corporation, by acquiring all of the issued and outstanding common stock of Longwei in exchange for common shares in Tabatha II, Inc. Longwei BVI was incorporated on April 3, 2006.  Longwei BVI owns all of the issued and outstanding stock of Taiyuan Yahua Energy Conversion Co., Ltd. (“Taiyuan Yahua”), a Chinese limited liability company, which is in turn the sole shareholder of Taiyuan Longwei Economy & Trading Co., Ltd. (“Taiyuan Longwei”), a Chinese limited liability company.   We issued 69,000,000 shares in the share exchange transaction for 100% of the ownership of Longwei BVI. As a result of the share exchange transaction, Longwei BVI and its subsidiaries became our wholly owned.   We have also deleted the risk factor discussion on contract rights.

Security Ownership of Certain Beneficial Owners and Management, page 47

16.    In the table, please disclose the total number of shares beneficially owned by the current officers and directors as a group.

We have disclosed the requested information in the table.

Accounting Comments

Summary Consolidated Financial Data, page 10

17.  We note your response to comment eight of our letter dated November 23, 2007.  We note that for certain periods presented, the number of shares outstanding used in the calculation of earnings per share reported in your summary consolidated financial data on page 10 and the selected financial data on page 23 does not agree to the amounts shown on the face of your statements of operations.  Please revise or advise.

We have revised the data.

Risk Factors, page 12

18.  We note your response to comment 13 of our letter dated November 23, 2007.  Please revise your disclosure to provide qualitative information about your commodity risk.  In doing so, please disclose how such exposure is managed and discuss the objectives, general strategies, and instruments, if any, used to manage this exposure.  Refer to Item 305(b) of Regulation S-K.  Further, please disclose quantitative information about market risk in accordance with one of the three disclosure alternatives required by item 305(a) of Regulation S-K.

We manage our exposure in the following ways: if the price of petroleum declines significantly, the Company will buy additional petroleum inventory to provide a lower average cost.  We minimize the risk by closely tracking future commodity prices in the 30 - 60 day window to determine the pricing trend of petroleum.  Additionally, we closely monitor economic conditions in our province to determine whether the current consumption of petroleum products will increase or decrease.  This information will determine the inventory levels we carry, and advances made to our suppliers for this inventory.

Revenue, page 12

19.  We note your disclosure on page 25 and that your primary customers are large-scale gas stations and that they buy diesel and gasoline from you.  You have also disclosed that the China economy continues to grow and that the demand for petroleum products remain strong in the foreseeable future.  However, your sales of diesel have declined 7% for the year ended June 30, 2007 and you have indicated that this is due to decreased demand.  Please revise to clarify why the demand for diesel had declined and indicate if you believe that this is a continuing trend.

The decrease in demand of $980,000 or 7% for diesel occurred at some of our large-scale gas stations as there was a decrease in truck traffic using diesel. It is too early to determine if this is any type of trend.

20.  We note that you have included tables illustrating the components of your revenues and cost of goods sold for all annual periods presented.  Please revise your filing to include similar tables for all interim periods presented.  With respect to your tables showing the components of your cost of goods sold, please revise to include a column which expresses each component of cost of goods sold as a percentage of the respective components of revenue.

We have revised the filing as requested.

Foreign Currency Translation Adjustment, page 30

21.  We note your disclosure that the exchange rates of 7.81 in 2007, 9.07 in 2006 and an exchange rate of 8.25 in 2005 were used in calculating the assets and liabilities, revenue and expense, and shareholders' equity. Please revise to clarify whether you translate assets and liabilities, revenue and expenses, and shareholders' equity using an exchange rate as of the balance sheet date, average rate, or historical rate.  In addition, please revise your discussion of results of operations to discuss any significant exchange rate impacts.

 We have added the following clarification: These rates are based on an average for that particular year.  All of our customers and suppliers are located in China. While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk..

Operating Activities, page 30

22.  We note your response to comment 26 of our letter dated November 23, 2007 and that the unfavorable variance in cash flows from operations for the year ended June 30, 2007 was attributable to increased inventories.  However, your inventories increased marginally during the year ended June 30, 2007 while advances to suppliers increased substantially. Please revise or advise.

 We have revised the language: The increase was the result of using cash for advances to suppliers to provide the needed inventory for anticipated increases in demand within the next 30 - 60 days.

Investing Activities, page 32

23.  We note your response to comment 27 of our letter dated November 23, 2007.  Please describe the risks associated with delaying replacement of the various components of your infrastructure.

In the event a storage tank develops leaks, it will have an impact on revenues and profits since the Company's ability to have inventory to meet customer demand will decrease.  In addition, if we are not able to use our rail system due to poor infrastructure, our ability to provide prompt delivery would be disrupted and delivery costs would increase since we would have to pay outside vendors, resulting in lower net profit.

Description of Securities, page 49

24.  We note your response to comment 39 of our letter dated November 23, 2007.  The calculation of restricted net assets requires an evaluation of each subsidiary to identify any circumstances where third parties may limit the subsidiary's ability to loan, advance or dividend funds to the parent.  As such, please provide us the results of your computation of restricted net assets as contemplated by SAB Topic 6.K.2.

We have a legal opinion from a China Law Firm that provides the opinion that currency between the U.S and China can be transferred to the U.S. without needing prior approval from the China government.

Financial Statements for the Period Ended September 30, 2007, page 54

25.  Please clarify why you have recorded the October 16, 2007 acquisition of Longwei BVI in your September 30, 2007 financial statements.

This is an error.  It has been repaired.

26.  We note your response to comment 40 of our letter dated November 23, 2007.  Please note that parent-only condensed financial statements are required when restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  Refer to rule 504 of Regulation S-X.

There are no restricted net assets. As stated previously, we have a legal opinion from Xinweixian Law Firm, a Chinese Law Firm that provides the opinion that currency between the U.S and China can be transferred to the U.S. without needing prior approval from the China government. Thus the parent company has rights to the assets of the operating subsidiary without restriction due to the structure of the BVI company and its subsidiaries.

Revenue Recognition, page 81

27.  We note your response to comment 45 of our letter dated November 23, 2007 where you indicate that you reimburse customers if delivery of the product is not complete.  Please clarify if you are recognizing revenue prior to delivery or completion of services to be provided.

Our response was in error.  We have revised it to say: We recognize revenue once delivery has been made, and/or services to be provided have been completed.

Advances to Suppliers, page 81

28.  We note your response to comment 47 of our letter dated November 23, 2007.  Please revise to clarify why paying in advance ensures the best possible price at the time you purchase the petroleum products.  In doing so, please tell us whether you receive a discount from the spot price or that pricing is variable in the event that petroleum prices decreased between the date of the advance and the date of delivery.

We receive the best price by paying in advance because we receive a discount from the spot price and we lock in the price which provides us with greater profitability.

Note 10.  Income Taxes, page 86

29.  We note your response to comment 48 of our letter dated November 23, 2007.  It appears that your revised income tax footnote is incomplete.  For example, you have recorded a tax provision of $5.9 million in your statement of operations for the year ended June 30, 2007 and your footnote indicates an expense of nil.  Please revise your disclosure to include completed financial statement disclosures required by paragraphs 43 to 49 of SFAS 109.

We have revised our disclosure:

10.    INCOME TAXES

(a)     Value Added Tax (“VAT”)

In accordance with the relevant taxation laws in the PRC, the normal VAT rate for domestic sales is 5% to 17%, which is levied on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority. The value added tax refundable presents the VAT that the Company paid for the purchasing products and can be used to deduct the VAT related to the sale of products.

 (b)     Corporation Income Tax (“CIT”)

The Company’s operating subsidiary is governed by the Income Tax Laws of the PRC. The PRC federal statutory tax rate is 30% and the local tax rate is 3%.

The provision for income taxes for each of the three years ended June 30, 2007, 2006 and 2005 are summarized as follows:

	2007	2006	2005
Current	$5,911,404	$7,245,278	$4,076,172
Deferred	-	-	-
	$5,911,404	$7,245,278	$4,076,172

The Company is subject to the Income Tax Laws of the United States of America.  All of the Company’s operations currently reside in the PRC.  All income taxes are currently paid to the P.R.C. and no income taxes are due in the U.S.

The components of the provision for income taxes using P.R.C. and U.S. Federal statutory rates at June 30, 2007 are as follows:

Current- PRC tax

$

5,911,404

Current- US tax

$

0

Change in valuation allowance

(0)

Income tax provision

$

5,911,404

Deferred tax assets (liabilities) consisted of the following at June 30, 2007.

Deferred tax assets

Net operating loss carryforwards

$

0

Deferred tax liability

0

0

Valuation allowance

(0)

$

0

At June 30, 2007, the Company has net operating loss (NOL) carryforwards totalling approximately $0.

Please be advised that Etech Securities. has voluntarily surrendered 1,750,000 shares because they did not complete the terms of their consulting agreement with the Company.

Sincerely yours,

By: /s/ John Ballard